Filed by Churchill Capital Corp X pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Churchill Capital Corp X (File No. 001-42646)

Set forth below is a press release dated November 5, 2025 by ColdQuanta, Inc. (“Infleqtion”) announcing the appointment of Ilan Hart as Chief Financial Officer.

Infleqtion Appoints Ilan Hart as Chief Financial Officer

•	Nearly 30 years of financial leadership experience spanning advanced technology sectors including semiconductors, hardware, and next-generation technology infrastructure

•	Intel Veteran with more than two decades of deep expertise in financial operations, capital allocation, and global manufacturing finance

•	As CFO, Hart will oversee all corporate financial functions and capital markets strategy, strengthen investor engagement, and guide Infleqtion’s long-term financial plan

Boulder, CO | November 5, 2025 | Infleqtion (or the “Company”), a global leader in neutral atom-based quantum technology, has appointed Ilan Hart as chief financial officer, effective October 20, 2025. Hart brings nearly 30 years of financial and commercial leadership across advanced technology sectors, including more than two decades at Intel, and most recently served as CFO for Zoox, Amazon’s Autonomous vehicle company. His appointment follows Infleqtion’s recently announced plan to go public through a business combination with Churchill Capital Corp X (NASDAQ: CCCX).

As CFO, Hart will oversee all corporate financial functions, including capital markets strategy, investor relations, and long-term financial planning. He will spearhead initiatives to identify and access capital markets, foster and manage key investor relationships, and advance the company’s strategic growth objectives.

“Ilan’s appointment comes at a pivotal moment for Infleqtion as we prepare to enter the public markets,” said Matt Kinsella, Chief Executive Officer of Infleqtion. “His experience guiding global technology companies through growth and transformation will be instrumental as we expand our commercial presence and strengthen our foundation for long-term success. I’m thrilled to welcome him to the team as we continue advancing our mission to deliver real-world impact across the full spectrum of quantum technologies.”

At Intel, Hart held many senior finance roles supporting the company’s largest global business, driving efficiency initiatives, disciplined capital allocation, and long-term growth across Intel’s worldwide platform. At Zoox, he helped guide the organization through rapid development, scaling toward commercial launch.

“I’m honored to join Infleqtion and be part of this unique company that is delivering real-world solutions in quantum computing and precision sensing,” said Ilan Hart. “Having spent my career at the intersection of advanced hardware and transformative technology, I look forward to applying that experience to capitalize on Infleqtion’s position of strength in the quantum market, executing with financial discipline, accelerating growth, and driving long-term shareholder value.”

Infleqtion translates quantum technology into solutions that expand human potential. The company designs, builds, and sells quantum computers, precision sensors, and software to governments, enterprises, and research institutions. As a first-mover in neutral-atom technology, a leading quantum modality recognized for scalability, flexibility, and cost efficiency, Infleqtion has built a commercial platform that is practical, differentiated, and ready to scale. This architecture uniquely enables the company to power both quantum computing and precision sensing from a single technology foundation.

Infleqtion’s product portfolio includes quantum computers, quantum clocks, RF receivers, and inertial sensors, all engineered for real-world deployment and optimized with its proprietary software. These systems are already in use by the U.S. Department of War, NASA, and the U.K. government as well as multiple collaborations with NVIDIA. To date, Infleqtion has sold multiple quantum computers and hundreds of quantum sensors, generating approximately $29 million in trailing twelve-month revenue as of June 30, 2025, reflecting an ~80% CAGR over the past two years. The company expects approximately $50 million of booked and awarded business at year-end 2025, representing potential multi-year value expected to be realized over time, and has identified a potential customer pipeline exceeding $300 million, underscoring a promising growth trajectory.

The definitive business combination agreement between Infleqtion and Churchill Capital Corp X (NASDAQ: CCCX) values Infleqtion at a pre-money equity value of $1.8 billion and is expected to deliver over $540 million in gross transaction proceeds, including over $125 million of incremental financing via a common stock PIPE raised at the transaction value from leading existing and new institutional investors, and assuming no redemptions. Infleqtion expects to use proceeds from the transaction to accelerate its technology and product roadmap and expand applications into new end markets, unlocking additional use cases in artificial intelligence, national security, and space.

About Infleqtion

Infleqtion is a global leader in neutral-atom quantum technology. We design and build quantum computers, precision sensors, and quantum software for governments, enterprises, and research institutions. Our commercial portfolio includes quantum computers as well as quantum RF systems, quantum clocks, and inertial navigation solutions. Infleqtion is the partner of choice for governments and commercial customers seeking cutting-edge quantum capabilities. Infleqtion announced in September 2025 it plans to go public via a merger with Churchill Capital Corp X (NASDAQ: CCCX) (“Churchill X”). For more information, visit Infleqtion.com or follow Infleqtion on LinkedIn, YouTube, and X.

About Churchill Capital Corp X

Churchill X is a blank check company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. It may pursue an initial business combination target in any business or industry.

Additional Information About the Proposed Transaction and Where to Find It

The proposed transaction will be submitted to shareholders of Churchill X for their consideration. Churchill X intends to file a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which will include preliminary and definitive proxy statements to be distributed to Churchill X’s shareholders in connection with Churchill X’s solicitation of proxies for the vote by Churchill X’s shareholders in connection with the proposed transaction and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Infleqtion stockholders in connection with the completion of the proposed transaction. After the Registration Statement has been filed and declared effective, a definitive proxy statement/prospectus and other relevant documents will be mailed to Infleqtion stockholders and Churchill X shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, Churchill X and Infleqtion shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC by Churchill X in connection with the proposed transaction, as these documents will contain important information about Churchill X, Infleqtion and the proposed transaction. Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed by Churchill X with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Churchill Capital Corp X, 640 Fifth Avenue, 12th Floor, New York, NY 10019.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The Company has based these forward-looking statements on current expectations and projections about future events. These statements include: projections of market opportunity and market share; estimates of customer adoption rates and usage patterns; projections regarding the Company’s ability to commercialize new products and technologies; projections of development and commercialization costs and timelines; expectations regarding the Company’s ability to execute its business model and the expected financial benefits of such model; expectations regarding the Company’s ability to attract, retain and expand its customer base; the Company’s deployment of proceeds from capital raising transactions; the Company’s expectations concerning relationships with strategic partners, suppliers, governments, state-funded entities, regulatory bodies and other third parties; the Company’s ability to maintain, protect and enhance its intellectual property; future ventures or investments in companies, products, services or technologies; development of favorable regulations affecting the Company’s markets; the potential benefits of the proposed transaction and expectations related to its terms and timing; and the potential for the Company to increase in value.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of the Company and Churchill X.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause the Company’s or Churchill X’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that the Company is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; the Company’s historical net losses and limited operating history; the Company’s expectations regarding future financial performance, capital requirements and unit economics; the Company’s use and reporting of business and operational metrics; the Company’s competitive landscape; the Company’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the Company’s concentration of revenue in contracts with government or state-funded entities; the potential need for additional future financing; the Company’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; the Company’s reliance on strategic partners and other third parties; the Company’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Churchill X could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against the Company or Churchill X; failure to realize the anticipated benefits of the proposed transaction; the ability of Churchill X or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Churchill X’s filings with the SEC. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by the Company, Churchill X or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of the Company’s and Churchill X’s management as of the date of this press release; subsequent events and developments may cause their assessments to change. While the Company and Churchill X may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. An investment in Churchill X is not an investment in any of our founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Churchill X, which may differ materially from the performance of our founders’ or sponsors’ past investments.

Participants in the Solicitation

Churchill X, the Company and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Churchill X’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Churchill X’s shareholders in connection with the proposed transaction will be set forth in proxy statement/prospectus when it is filed by Churchill X with the SEC. You can find more information about Churchill X’s directors and executive officers in Churchill X’s final prospectus related to its initial public offering filed with the SEC on May 15, 2025. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Contact

Tim Biba

Solebury Strategic Communications

tbiba@soleburystrat.com